15048410

*AB 3/11

SEC Mail Processing Section
MAR 02 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIONTREE ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Ave, 15th Floor
(No. and Street)

New York	**New York**	**10065**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ehren Stenzler **212-644-4775**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

LIONTREE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2014

AFFIRMATION

I, Ehren Stenzler, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LionTree Advisors LLC. (the "Company") as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ehren Stenzler,
Chief Compliance Officer

Subscribed to before me this
27 the date of February 2015

Notary Public

'A R. HEINTZ
State of New York
'E6241289
New York County
pires May 16, 20__

DIANA R. HEINTZ
Notary Public - State of New York
No. 01HE6241289
Qualified in New York County
My Commission Expires May 16, 2015

LIONTREE ADVISORS LLC

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIONTREE ADVISORS LLC

CONTENTS

Deloitte.

Deloitte & Touche LLP

30 Rockefeller Plaza
New York, New York 10112
USA
Tel: (212) 436-5000
Fax: (212) 436-2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partners of LionTree LLC

We have audited the accompanying statement of financial condition of LionTree Advisors LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of LionTree Advisors LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2015

LIONTREE ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	9,069,753
Accounts receivable		899,367
TOTAL ASSETS	$	9,969,120

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to parent	$	305,093
Accounts payable		23,744
Deferred revenues		1,232,143
TOTAL LIABILITIES		1,560,980
MEMBER'S EQUITY		8,408,140
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,969,120

The accompanying notes are an integral part of this financial statement.

LIONTREE ADVISORS LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

LionTree Advisors LLC (the "Company") provides broker dealer-services including financial advisory services, underwriting participant, private placement agent and similar services. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by LionTree LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue that is realized or realizable and earned, once (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable and (iv) collectability is assessed as probable. Revenues consist of fees earned from providing merger and acquisition and other financial advisory services and fees earned from acting as placement agent, arranger, dealer-manager and/or underwriter. Fees may include retainer fees, monthly and other periodic fees and milestone fees, each payable on a certain date or the occurrence of a milestone. Retainer fees are amortized over a six-month period or by the milestone date, whichever is shorter.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. The said expenses and reimbursements are recorded on a net basis.

Income Taxes

The Company is a single member limited liability company and thus is treated as disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability.

Concentrations

All of the Company's cash is on deposit with a single financial institution and at times may exceed federally insured limits. The company does not consider itself to be at risk with respect to its cash balances.

Approximately 64% of the Company's revenues are from five clients.

Fair Value of Financial Assets and Liabilities

The recorded amounts of accounts receivable and accounts payable and due to parent and accrued expenses approximate their fair value due to the short-term nature of these financial assets and liabilities.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. The Company was charged $12,650,000 for the year ended December 31, 2014 under the Agreement. As of December 31, 2014, the Company has paid the Parent for all these expenses.

NOTE 4. REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, that its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $7,500,000, which was approximately $7,400,000 in excess of its minimum requirement of approximately $100,000.

NOTE 5. EXEMPTION FROM RULE 15C3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

NOTE 6. DEFERRED REVENUE

As of December 31, 2014, the company had $1,232,143 in deferred revenue, all of which is expected to be recognized into income over the next year related to retainer fees discussed in above Note2.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statement through the date the financial statement were issued, and has concluded that no subsequent events existed that warrant disclosure.